UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 7, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” or “the Group”)
INCLUSION IN THE FTSE/JSE TOP 40 INDEX
Westonaria, 7 September 2016: Sibanye (JSE: SGL & NYSE: SBGL) is
pleased to inform shareholders that from 19 September 2016 it will be included in the FTSE/JSE Top 40 index, with an initial ranking at 34
th
position. This follows the September 2016 index
review by the JSE.
Neal Froneman, CEO of Sibanye, commenting on the inclusion, said:
“Sibanye’s inclusion in the FTSE/JSE Top 40 index is a
significant milestone. Considering the relatively short history since the Group listed in February 2013 with a market
capitalisation of less than R10 billion, to now be recognised as one of the 40 largest companies listed on the JSE, is something I am extremely proud of and highlights the significant returns
Sibanye has delivered to shareholders. Sibanye investors have received total returns from share price appreciation and
dividends of over 350% in the last three and a half years, or a compound annual growth rate of over 50% per annum.”
“Inclusion in the FTSE/JSE Top 40 Index is likely to provide further share price benefits as funds tracking the index, will be required to include Sibanye shares in their portfolios in
future,” Froneman concluded.
CONTACT
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD-LOOKING STATEMENTS
Certain statements in this document constitute “forward-looking statements” within the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the US Securities
Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the
forward-looking statements. As a consequence, these forward-
looking statements should be considered in light of various
important factors, including those set forth in this document.
Important factors that could cause the actual results to differ materially from estimates or projections contained in the
forward-looking statements include, without limitation: economic, business, political and social conditions in South Africa,
Zimbabwe and elsewhere; changes in assumptions underlying
Sibanye’s estimation of its current Mineral Reserves and
Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future
acquisitions, as well as at existing operations; the ability of
Sibanye to successfully integrate acquired businesses and
operations (whether in the gold mining business or otherwise)
into its existing businesses; the success of Sibanye’s business strategy, exploration and development activities; the ability of
Sibanye to comply with requirements that it operate in a
sustainable manner; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial
action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new
legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other
environmental, health and safety issues; power disruptions,
constraints and cost increases; supply chain shortages and
increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-
economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;
Sibanye’s ability to hire and retain senior management or
sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically
disadvantaged South Africans’ in its management positions;
failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and
the impact of HIV, tuberculosis and other contagious diseases.
These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 7, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer